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                          February 15, 2023

       Lindsay Rosenwald, M.D.
       Chief Executive Officer
       Fortress Biotech, Inc.
       1111 Kane Concourse, Suite 301
       Bay Harbor Islands, FL 33154

                                                        Re: Fortress Biotech,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 10,
2023
                                                            File No. 333-269687

       Dear Lindsay Rosenwald:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matthew B. Chmiel